This document is a free translation of the Brazilian judicial administrator's report referred to December 2019 financial information of Oi S.A. and some of its subsidiaries ("RJ Debtors") filled within the 7th Business Court of Rio de Janeiro on February, 17, 2020. Due to the complexities of language translation, translations are not always precise. The original document was prepared in Portuguese, and in case of any divergence, discrepancy or difference between this version and the Portuguese version, the Portuguese version shall prevail. The Portuguese version is the only valid and complete version and shall prevail for any and all purposes. There is no assurance as to the accuracy, reliability or completeness of the translation. Any person reading this translation and relying on it should do so at his or her own risk.

TO YOUR HONOR JUDGE OF 7th BUSINESS COURT OF THE DISTRICT COURT OF THE CAPITAL OF THE STATE OF RIO DE JANEIRO

Proceeding no. 0203711-65.2016.8.19.0001

Court Supervised Reorganization of Oi S.A. And others

The **TRUSTEE** (Escritório de Advocacia Arnoldo Wald) appointed in the Court-supervised reorganization of **Oi S.A. and others** comes respectfully to request to Your claim, Your Honor to determine to be attached the month Report of Activities ("RMA") regarding December 2019.

Rio de Janeiro, February 17, 2020

Signed: [illegible signature]

Av. Pres. Juscelino Kubitschek, no. 510
8º andar | CEP [Zip code] 04543-906 | São Paulo, SP
Phone: +55 11 3074 6000

Avenida Almirante Barroso, no. 52
24º andar | CEP 20031-000 | Rio de Janeiro, RJ
Phone: +55 21 2272 9300

SCS, Quadra 09, Lote C – Torre C, Sala 504 – Asa Sul
Edifício Parque Cidade Corporate | CEP 70308-200
Brasília, DF | Phone: +55 61 3410 4700

contato@wald.com.br

Trustee

Escritório de Advocacia Arnoldo Wald

Av. Pres. Juscelino Kubitschek, no. 510
8º andar | CEP [Zip code] 04543-906 | São Paulo, SP
Phone: +55 11 3074 6000

Avenida Almirante Barroso, no. 52
24º andar | CEP 20031-000 | Rio de Janeiro, RJ
Phone: +55 21 2272 9300

SCS, Quadra 09, Lote C – Torre C, Sala 504 – Asa Sul
Edifício Parque Cidade Corporate | CEP 70308-200
Brasília, DF | Phone: +55 61 3410 4700

contato@wald.com.br

Monthly ACTIVITY Report

RMA

COURT-SUPERVISED REORGANIZATION.

Oi

December 2019

17 February 2020

EXECUTIVE REPORT

PREAMBLE

Your Honor Mr. Judge of 7th Business Court of The District Court Of The Capital Of The State Of Rio De Janeiro

The Trustee, Escritório de Advocacia Arnoldo Wald ("Wald" or "AJ") appointed in the records of Court-supervised Reorganization of Oi Group (proceeding number 0203711-65.2016.8.19.0001), and RC Consultores, subcontracted by AJ to assist in preparation of the Monthly Report of Activities ("RMA") respectfully comes before Your Honor pursuant the above decision of pages 91.223 / 91.224, to submit the RMA for month of December 2019.

As we all know, the Court-supervised Reorganization refers to the following companies:

- Oi S.A. - under Court-supervised reorganization ("Oi S.A.");
- Telemar Norte Leste S.A. - under Court-supervised reorganization ("Telemar Norte Leste");
- Oi Móvel S.A. - under Court-supervised reorganization ("Oi Móvel");
- Copart4 Participações S.A. - under Court-supervised reorganization ("Copart4")*;
- Copart5 Participações S.A. - under Court-supervised reorganization ("Copart5")*;
- Portugal Telecom International Finance B.V. - under Court-supervised reorganization ("PTIF"); and
- Oi Brasil Holdings Coöperatief U.A. - under Court-supervised reorganization ("Oi Coop").

This report includes the financial information based mostly on the elements provided by Debtors up to February 17, 2020, which includes the data regarding the month of December 2019, to be examined together with the preliminary report of activities as well as the other RMA's already submitted.

The RMA includes a chapter specifically addressing the consolidated financial information of Debtors, which shall include, in this Report, the Managerial Cash Flow Statements of mentioned month, submitted in the tables comparing against the immediately prior

* Copart4 Participações S.A. was acquired by Telemar Norte Leste S.A. in January 2019, as set forth in Clause 7, Exhibit 7.1, of PRJ; Copart5 Participações S.A. was acquired by Oi S.A. in March 2019, as set forth in Clause 7, Exhibit 7.1, of PRJ.

month. The report shall highlight the main changes occurred in the mentioned period, submitting the explanations provided by Management of Debtors.

This report was prepared by means of the analytical procedures and discussions with Company's Management, aiming to provide to Court and stakeholders the information on the financial status of Debtors and relevant operations carried out thereby, as well as the summary of the activities carried out by AJ until the closing of this report.

The information submitted below are based mainly on data and elements submitted by Debtors. The separate Financial Statements of all Debtors as well as the consolidated financial statements of Oi Group (including but not limited to the Debtors) are examined annually by independent auditors. The limited review procedures are applied by the auditors for the filing at CVM of Quarterly Consolidated Financial Information ("ITRs") of Oi Group. Regarding the separate financial information of each Debtor prepared for monthly periods, other than those included in ITRs delivered to CVM, are not submitted to the review by independent auditors, whether auditors hired by Oi Group or AJ.

AJ, being honored for the assignment, is available for further clarification concerning the information contained in this report or others.

Faithfull yours

WALD
ANTUNES VITA LONGO BLATTNER

Arnoldo Wald Filho
awf@wald.com.br

Samantha Mendes Longo
samantha@wald.com.br

Members

Phone: +55 (11) 3074-6000

RC CONSULTORES

Marcel Augusto Caparoz
Chief- Economist
marcel@rcconsultores.com.br

Phone: +55 (11) 3053-0003

CORPORATE ORGANIZATIONAL CHART OF DEBTORS

Figure 1. Corporate Organizational Chart of Debtors


Oi
Oi S.A. (Holding)
In court-supervised reorganization.
100%
Telemar Norte Leste S.A. (STFC Concession)
In court-supervised reorganization
100%
Portugal Telecom Intern. Finance B.V. (Financial Vehicle)
In court-supervised reorganization
100%
Oi Brasil Holdings Coöperatief U.A. (Financial Vehicle)
In court-supervised reorganization
99.875%
Oi Serviços Financeiros S.A. (Current name: Copart 3)
100%
CVTEL B.V.
100%
Rio Alto Gestão de Créditos e participações S.A.
100%
Caringas Finance S. a RL
100%
PT Participações SGPS S.A.
99.8%
Bryophyta SP Participações Ltda.
100%
Oi Móvel S.A. (SMP and SeAC authorization)
In court-supervised reorganization
6 Other Companies (see Exhibits)
8 Other Companies (see Exhibits)
Caption
DEBTORS OF THE GROUP

Source: Information provided by Management.

** Diagram submitted previously in Preliminary Report of Activities.*
Information submitted again for an easy understanding of the Debtor's structure.

CORPORATE ORGANIZATIONAL CHART OF DEBTORS

Figure 2. Corporate Organizational Chart of Debtors


Telemar Norte Leste S.A. (STFC Concession) In court-supervised reorganization
100%
Oi Móvel S.A. In court-supervised reorganization
50%
Companhia AIX de Participações
81.61%
SEREDE Serviços de Rede S.A.
99.99%
Dommo Empreendimentos Imobiliários Ltda.
99.99%
BrT Card Serviços Financeiros Ltda.
10%
Pharol SGPS S.A.
100%
Brasil Telecom Call Center S.A.
19.04%
Hispamar Satélite S.A.
50%
Companhia ACT de Participações
Caption
DEBTORS OF THE GROUP

Source: Information provided by Management.

** Diagram submitted previously in Preliminary Report of Activities.*
Information submitted again for an easy understanding of the Debtor's structure.

CORPORATE ORGANIZATIONAL CHART OF DEBTORS

Figure 3. Corporate Organizational Chart of Debtors


Oi Móvel S.A. In court-supervised reorganization.
100%
Pointer Network S.A.
5 Other Companies
100%
Paggo Empreendimentos S.A. (Holdings)
99.99%
Brasil Telecom Comunicação Multimídia Ltda.
99.99%
Paggo Acquirer Gestão de Meios de Pagamentos Ltda.
50%
Paggo Soluções e Meios de Pagamentos Ltda.
99.99%
Paggo Administradora Ltda.
Caption
DEBTORS OF THE GROUP

Source: Information provided by Management.

** Diagram submitted previously in Preliminary Report of Activities.*
Information submitted again for an easy understanding of the Debtor's structure.

COMPANIES UNDER COURT-SUPERVISED REORGANIZATION.

Figure 4 - Companies under Court-supervised Reorganization.

Oi S.A.
Main service provider of Landline Telephony in Region II and domestic and international long distance call services. It also has interest in other companies of the Group and is the main "Holding" of Oi Group.

Oi Coop
Non-operational entity. Entity for the raising of financing/funds in international market.


Oi S.A.
Oi Brasil Holdings Coöperatief U.A.
Oi Móvel S.A.
DEBTORS OF THE GROUP
Oi
Telemar Norte Leste S.A.
Portugal Telecom International Finance B.V
Copart 4 e Copart 5 Participações S.A.

Oi Móvel
Mobile phone telephony service provider of Regions I, II and II and TV DTH services.

Telemar Norte Leste
Main provider of landline telephony services in Region I and domestic and international long distance calls.

PTIF
Non-operational entity. Entity for the raising of financing/funds in international market.

Copart4 and 5
Two legal entities used for the management and administration of the real estate and the main properties leased to Oi Group.

RELEVANT FACTS & NOTICES TO THE MARKET

We submit hereunder the relevant facts and notices to the market published by Oi Group directly related to the Debtors:

Relevant Facts and Notices of the market in the month of **DECEMBER/19**

December 06 – Extension of Reorganization Plan

Oi S.A. - Under Court-Supervised Reorganization ("Oi" or "Company"), pursuant to art. 157, 4th§, of Law 6.404/76 and CVM Instruction No. 358/02, informed to its shareholders and the market in general that, on that date, the Company and its subsidiaries in court-supervised reorganization ("Oi Companies") filed before the Courts of the 7th Business Court of Rio de Janeiro a petition requesting that the court supervision of Oi Companies is not closed on February 4, 2020, date on which the ratification of the Reorganization Plan ("RJ Plan") completes two years. The extent of no closing of court supervision results in no changes to the current situation of Oi Companies and has no impact on the performance of RJ Plan in force, or in current claims and on possible new funds that may be accessed by Oi Companies. Note that the continuity of court oversight at the end of the two year period is a natural measure that has been applied in most bankruptcy proceedings.

Notwithstanding the good progress of the implementation of RJ Plan, which has already completed most of the steps set forth in the process and were important to the company's reorganization, the petition presents to Court, the circumstances related to the complexity inherent in the size of its RJ process and the ongoing reforms in the legal and regulatory environment, that require measures to be implemented under the court-supervised reorganization - ("RJ"). The non-closure of RJ will allow Oi Companies to continue to perform with stability and transparency their RJ plan and keep Oi Companies focused on improvement actions to its customers.

Oi reiterates its commitment in the performance of its strategic conversion plan focusing on optical fiber mass in the country and business with higher value added and growth trends and future vision. This movement has begun with positive results in its operating and financial indicators, and will be accelerated as of 2020, reaching consolidation in 2021.

The relevant fact should be accessed in:
https://www.oi.com.br/ri/conteudo_pt.asp?idioma=0&conta=28&tipo=43700

December 10 - Transition in CEO office

Oi S.A. - under Court-supervised Reorganization ("Oi" or "Company"), in compliance with art. 157, 4th§ of Law 6.404/76 and the CVM Instruction No. 358/02, informed to its shareholders and market in general that Mr. Eurico de Jesus Teles Neto announced on that date he will resign from office of CEO of the Company on January 30, 2020, according to Adjustment Instrument and Executive Board Transition Model ("Instrument") ratified by Judge of 7th Business Court of the Judicial District of capital of the State of Rio de Janeiro ("Bankruptcy Court").

Under that Instrument, the Board of Directors of Oi shall indicate the name of the substitute for the position to be previously and formally informed the Bankruptcy Court and the Federal Prosecution Service of State of Rio de Janeiro, on incident under closed proceeding.

The Company will keep its shareholders and the market informed of any relevant developments on the subject matter of this Fact.

The relevant fact should be accessed in:
https://www.oi.com.br/ri/conteudo_pt.asp?idioma=0&conta=28&tipo=43700

RELEVANT FACTS & NOTICES TO THE MARKET

Relevant Facts and Notices of the market in the month of **DECEMBER/19**

September 12 - Clarifications on CVM / B3 Consultation

Dear Sirs,

In response to Official Letter B3 1.101/2019-SLS, of 12/11/2019, of B3 SA – Brasil, Bolsa, Balcão ("B3"), transcribed below requesting to Oi S.A. - Under Court-supervised Reorganization ("Oi" or "Company") clarifications regarding the news published the press by the newspaper O Estado de São Paulo, on 12/11/2019 under the title "Lava Jato finds Oi's agreement with Lula's son," the Company states the following:

"Dear Sirs.

In an article published by the newspaper O Estado de São Paulo, on 11/11/2019 under the title "Lava Jato finds Oi's agreements Lula's son, include, among other information, that:

- *1 . In its 69th stage, the Lava Jato investigates agreements of Oi/Telemar and Vivo Telefônica with companies controlled by Fábio Luís Lula da Silva, the eldest son of former President Luiz Inácio Lula da Silva;*
- *2. According to the Federal Prosecution Service (MPF), Fábio Luís' companies received BRL 132 million between 2004 and 2018 without prove the rendering of services. In return for transfers, telephone operators would have benefited the PT government;*
- *3. Also according to the investigators, some of the money would have been used by Fábio Luís' partners to purchase the Atibaia small ranch, which resulted in Lula' conviction.*

We request clarification on the checked items by 9 a.m. On 12/12/2019, with its confirmation or not, as well as other information deemed important. "

In this regard, Oi clarifies that released on the same day December 10, note about the search and seizure operation by the Federal Police at the Company's headquarters that day as transcribed below:

"Oi's Release - 12.10.2019
Company has participated in a collaborative manner, by sending all requested information

Oi clarifies that, under the definitions of its reorganization plan, ratified in Creditors' Meeting in December 2017, new standards were established of governance and corporate structure, culminating in a new management structure, electing an independent board and an executive board responsible for implementing the RJ plan. On ratification of its plan by Bankruptcy Court, such management has initiated the recovery of Company, under court supervision following legal and transparent procedures. In this context, the Company announced to the market at the beginning of this semester, the implementation of conversion plan to its business.

In investigations already completed or ongoing by different authorities, the company has participated in a collaborative manner, by sending all requested information. The company's management confirms that it does not agree with any irregularities and has endeavor to ensure that any actions which might have damage the company are fully established.

On the point of view of the company, it is important that the facts so far mentioned in the investigation have not represented in fact benefit or favor to its businesses. Instead, the company, by filing its petition for court-supervised reorganization, has listed some of these facts - such as the consolidation with Brasil Telecom and corporate transactions with Portugal Telecom - as components that led to the liquidity crisis that justified the request.

(Continues:)

RELEVANT FACTS & NOTICES TO THE MARKET

Relevant Facts and Notices of the market in the month of **DECEMBER/19**

September 12 - Clarifications on CVM / B3 Consultation

(Continues:)

Oi also under its conversion of governance and management, has implemented and improved several internal initiatives and procedures, including revision and adjustment of agreement, determining new management practices and the implementation of strict rules of compliance. In this context, the company has implemented internal and forensic audits processes, in order to find any non-compliance. These processes are essential for decision making and corrective measures.

Oi is mostly interested in the full clarification of any acts that may have cause losses and reaffirms the commitment to continue with its conversion process, keeping in line with the highest governance, ethics and transparency standards. "

Oi also clarifies that all information required by the authorities, as agreements, were provided and the proper authorities are liable for the correct and comprehensive investigation of the facts, and this Company is not liable for considerations on situations mentioned in the article and on which it has no control or knowledge, as mentioned alleged acts of third parties.

These were our statements regarding Official Letter, we remain at your disposal for further information.

The release should be accessed in:
https://www.oi.com.br/ri/conteudo_pt.asp?idioma=0&conta=28&tipo=43700

RELEVANT FACTS & NOTICES TO THE MARKET

Relevant Facts and Notices of the market in the month of **DECEMBER/19**

December 12 - New CEO

Oi S.A. - Under Court Supervised reorganization ("Oi" or "Company"), pursuant to CVM Instruction No. 358/02 and continuity to the Material Fact dated December 10, 2019, informed its shareholders and the market in general that, as provided in the Adjustment Agreement and Executive Board Transition Model, ratified by the Judge of the 7th Business Court of the State of Rio de Janeiro, on that date Prosecution Service of State of Rio de Janeiro and the Reorganization Court were formally aware of appointment made by the Board of Directors of Oi unanimously in a meeting held on December 10, 2019, of Mr. Rodrigo Modesto de Abreu to take over as CEO of the Company on January 31, 2020, after dismissal of Mr. Eurico de Jesus Teles Neto announced to take place on January 30, 2020.

Currently in the position of Chief Operating Officer - COO - of Oi since September 2019, Mr. Rodrigo Abreu joined the Company in September 2018 as a member of its Board of Directors, also worked as coordinator of the Transformation , Strategy and Investment Committee.

As COO, Mr. Abreu has been liable for the operation of the Company's core business, encompassing the finance and administration, planning and operational performance, network management center - CGR, logistics and S&OP, infrastructure, customer services, engineering, systems, digital, call center, planning and quality, retail and corporate, retail and corporate sales, customer relations, corporate, retail and business marketing , and ombudsman's office and service areas.

The release should be accessed in:
https://www.oi.com.br/ri/conteudo_pt.asp?idioma=0&conta=28&tipo=43700

December 23 - Issuance of debentures by Oi

Oi S.A. - under Court-supervised Reorganization ("Oi" or "Company"), in compliance with art. 157, 4th§ of Law 6.404/76 and the CVM Instruction no. 358/02, informed to its shareholders and market in general that Oi Móvel S.A. - Under Court-supervised reorganization ("Oi Móvel"); executed the simple debentures issuance not convertible into shares, of secured interest type, with additional personal guarantee, in a single series, for private placement, of the issue, in the amount of BRL 2,500,000,000.00 ("Debentures" and "Issue", respectively).

Under the relevant corporate resolutions of the Company and Oi Móvel, the Issue and the Debentures have as main characteristics:

(i) Term and Maturity Date: 24 (twenty-four) months from the date of issue, subject to the possibility of early redemption and acceleration of maturity of the Debentures provided for in the Debenture Deed;
(ii) Compensation: US dollar variation plus interest of (i) 12.66% (twelve integer and sixty-six percent) per year (PIK) during the first twelve months from the first payment; and (ii) 13.61% (thirteen integers and sixty-one hundredths per cent) per year thereafter; and
(iii) Guarantees: Debentures will have real and personal guarantees provided by Oi Móvel, by the Company and its subsidiary Telemar Norte Leste S.A. - Under Court-supervised reorganization.

The Issue was approved on the basis of provision in Clause 5.3 of the Reorganization Plan for Oi Companies and included into the context of a reorganization plan [Chapter 11 Plan] financing in Debtor in Possession Financing mode (DIP Financing).

The relevant fact should be accessed in:
https://www.oi.com.br/ri/conteudo_pt.asp?idioma=0&conta=28&tipo=43700

RELEVANT FACTS & NOTICES TO THE MARKET

Relevant Facts and Notices of the market in the month of **DECEMBER/19**

December 23 - Surplus payment for the Sistel plan

Oi S.A. - under Court-supervised reorganization ("Oi" or "Company") informed its shareholders and the market in general that the National Superintendence of Complementary Pension- Previc - approved the surplus distribution to PBS-A plan, administered by Sistel.

As Sponsors of the plan, the Company and its subsidiaries Telemar Norte Leste S.A. – under Court-supervised reorganization and "Oi Móvel S.A. - under Court-supervised reorganization (collectively, "Oi's Sponsors ") will receive from Sistel the total amount of BRL 669,053,543.20 (six hundred sixty-nine million fifty-three thousand five hundred forty-three reais and twenty cents) , in 36 monthly installments of BRL 18,584,820.64 (eighteen million five hundred eighty-four thousand eight hundred twenty reais and sixty-four cents). Payment of the first installment for the month of December 2019, has been made by Sistel.

The release should be accessed in:
https://www.oi.com.br/ri/conteudo_pt.asp?idioma=0&conta=28&tipo=43700

RELEVANT FACTS & NOTICES TO THE MARKET

Relevant Facts and Notices of the market in the month of **JANUARY/20**

January 06 - Reply to CVM/ B3 Official Letter

Dear Madam,

Referring to Official Letter No. 1125/2019-SLS of B3 S.A. – Brasil, Bolsa, Balcão ("B3"), regarding the disclosure of Relevant Fact, by Oi S.A. - under Court-supervised reorganization ("Oi" or "Company"), during the Day Trading Session of December 10, 2019, without prior notice to B3, in purported breach of item 8.2.3 of the Issuer's Handbook, which would subject the Company to the sanctions provided for in Chapter X of the Regulations for Issuers Listing and Admission to Securities Trading.

In this regard, we clarify that initially Oi already planned to disclose such Relevant Fact - referred to the official announcement of dismissal of Mr. Eurico de Jesus Teles Neto from the office of CEO of Oi - on December 10, after the close the Trading Session. However, because of extraordinary events on that day, the Board was compelled to give a press conference at the end of the day, during which the future dismissal of the current CEO was eventually mentioned, minutes before the close of Trading Session .

It is important to note that although the exact date of dismissal of Mr. Eurico Teles had not been announced, his dismissal was already expected by the market and had been under speculation for a few months and was even object, directly or indirectly, of some requests for clarification by B3 and mentioned expressly in 235th minutes of the Meeting of the Board of Directors of Company held on September 20, 2019 and available for viewing on the websites of CVM and Oi.

Thus, Oi considered necessary to disclose the Relevant Fact immediately after the announcement, even during the interview in order to ensure the correctness and standardization of information available to its shareholders, creditors and the market in general.

In this scenario, and considering only 17 minutes left to the end of the Trading Session, the Company believes that the disclosure of the Relevant Fact at that time did not cause any damage to the market and instead, a possible delay in the disclosure could , rather, generate greater speculation on the issue and cause damage to its stakeholders.

Oi reaffirms its commitment to comply with the applicable rules and regulations and to keep its shareholders and the market duly informed of the relevant and significant aspects of its business, noting is uses its best efforts to disseminate its relevant facts, wherever possible, before the opening or after the close of trading on B3, pursuant to provisions in Article 5th of CVM Instruction No. 358/02.

These were the considerations regarding the issue in this Official Letter, we remain at your disposal for further information.

The release should be accessed in:
https://www.oi.com.br/ri/conteudo_pt.asp?tipo=43700&id=0&idioma=0&conta=28&idsecao=0&mes=0&ano=2020

RELEVANT FACTS & NOTICES TO THE MARKET

Relevant Facts and Notices of the market in the month of **JANUARY/20**

January 24 - Disposal and Transfer of Shares - PT Venture SGPS SA

Oi S.A. - under Court-supervised Reorganization ("Oi" or "Company"), in compliance with art. 157, 4th§ of Law 6.404/76 and the CVM Instruction no. 358/02, informed to its shareholders and market in general that is indirect subsidiary Africatel Holdings B.V. ("Africatel") has just disposed of and transferred the entirety of the shares of Portuguese holding's PT Ventures SGPS S.A. ("PT Ventures") to the Angolan company Nacional de Combustíveis de Angola, Publicly-held Company - Sonangol E.P; ("Sonangol").

PT Ventures is a company under Portuguese law, which holds shares in two companies under Angolan law, Unitel S.A. (25%) and Multitel – Serviços de Telecomunicações Lda. (40%) and credit rights of dividend declared by Unitel S.A. and already overdue and a set of rights resulting from the final decision by the Arbitration Court established under the Arbitration Rules of International Chamber of Commerce ("ICC") under the arbitration started by PT Ventures in ICC against the other shareholders of Unitel S.A., according to the Relevant Fact disclosed by the Company on February 28, 2019.

The total value of the transaction is USD 1 billion of which: (i) USD 699.1 million paid to Africatel by Sonangol on this date, (ii) USD 60.9 million already paid to Africatel before the transfer of the shares of PT Ventures; and (ii) USD 240 million, fully secured by bank-issued Guarantee by a first class bank, to be paid unconditionally by Sonangol to Africatel by July 31, 2020, Africatel is ensued a minimum monthly flow of US 40 million, as of February 2020.

The operation is expected in the Reorganization Plan of Oi and its subsidiaries under court-supervised reorganization ("Debtors") as well as in the strategic plan announced by the Company on July 16, 2019, and was duly approved by the Board of Directors of Company, the competent corporate bodies of Africatel and the Judge of the 7th Business Court of the Judicial District of the Capital of Rio de Janeiro ("the Reorganization Court").

The inflow of new resources and the reduction of expenses from the disassociation with the ongoing litigation will provide the increase of financial liquidity and improvement in the Debtor's cash flow. In addition, the transaction will also contribute to the initiative of Debtors to concentrate their efforts on operations and business carried out in Brazil, in compliance with its Reorganization Plan and the greater effectiveness and speed of their reorganization process.

The relevant fact should be accessed in:
https://www.oi.com.br/ri/conteudo_pt.asp?tipo=43700&id=0&idioma=0&conta=28&idsecao=0&mes=0&ano=2020

RELEVANT FACTS & NOTICES TO THE MARKET

Relevant Facts and Notices of the market in the month of **JANUARY/20**

January 24 - Reply to CVM/ B3 Official Letter

Dear Sirs,

In response to Official Letter B3 63/2020-SLS, of 01/23/2020, of B3 SA – Brasil, Bolsa, Balcão ("Official Letter"), transcribed below requesting to Oi S.A. - In Court-Supervised Reorganization ("Oi" or "Company") clarifications about the news published in the press by the Agência Estado - Broadcast on 01/23/2020 under the title "the Press Radar: Oi sells its share in Unitel to Sonangol and receives US 1 billion, "Company states the following:

"Dear Sirs.

In an article published by Agência Estado - Broadcast on 01/23/2020 under the title "the Press Radar: Oi sells is share in Unitel to Sonangol and receives US 1 billion ", states, among other information, that:

1. *Oi signed the sale of its 25% stake in Angola's Unitel to Sonangol, oil also of Angola;*

2. *The business value is USD 1 billion;*

3. *Tomorrow, USD 750 million will be deposited in the Brazilian tele cash and Sonangol will deposit the balance within 90 days.*

We request clarification on the checked items by 9 a.m. On 01/24/2020, with its confirmation or not, as well as other information deemed important. "

In this regard, Oi clarifies that released just now Relevant Fact informing that it has just completed disposal and transfer operation of all shares of issued by Portuguese holding PT Ventures SGPS S.A., which owns, among other assets and rights, interest equivalent to 25% the share capital of the Angolan company Unitel S.A.
These were our statements regarding Official Letter, we remain at your disposal for further information.

The release should be accessed in:
https://www.oi.com.br/ri/conteudo_pt.asp?tipo=43700&id=0&idioma=0&conta=28&idsecao=0&mes=0&ano=2020

RELEVANT FACTS & NOTICES TO THE MARKET

Relevant Facts and Notices of the market in the month of **JANUARY/20**

January 28 - Reply to CVM/ B3 Official Letter

Dear Sirs,

In response to Official Letter B3 70/2020-SLS, of 01/28/2020, of B3 SA – Brasil, Bolsa, Balcão ("Official Letter"), transcribed below requesting to Oi S.A. - Under Court-supervised Reorganization ("Oi" or "Company") clarifications regarding the news published the press by the newspaper Valor Econômico, on 01/28/2020 under the title "Oi attempts to close the towers sale by March," the Company states the following:

"Dear Sirs.

In an article published by the newspaper Valor Econômico, on 01.28.2020 under the title "Oi attempts to close the towers sale by March", states, among other information, that:

1. Oi expects to complete by the end of March the sale of a new batch of mobile phone towers;

2. The operation would involve the sale at least of 700 towers, which would yield approximately BRL 700 million to the company.

We request clarification on the checked items by 01/29/2020, with its confirmation or not, as well as other information deemed important. "

In this regard, as has been widely reported by Oi on several occasions, the Company's management has focused on short-term liquidity generation process by the sale of non-core assets, including towers, in line with the provisions of its Reorganization Plan and its Strategic Plan, both filed with CVM and already widely disseminated by the Company.

In this sense, Oi clarifies that the specific information mentioned in above news above contain in detail its Strategic Plan, also addressing at the release of results for the third quarter of 2019, and several other occasions.
These were our statements regarding Official Letter, we remain at your disposal for further information.

The release should be accessed in:
https://www.oi.com.br/ri/conteudo_pt.asp?tipo=43700&id=0&idioma=0&conta=28&idsecao=0&mes=0&ano=2020

RELEVANT FACTS & NOTICES TO THE MARKET

Relevant Facts and Notices of the market in the month of **JANUARY/20**

January 30 - Continuity to the non-core Asset Sale Project

Oi S.A. - In Court-supervised Reorganization ("Oi" or "Company") hereby informs its shareholders and the market in general that it entered into a private instrument for the sale of its real estate located at Rua General Polidoro No. 99, Botafogo, in Rio de Janeiro ("Property"), to Alianza Gestão de Recurso Ltda., by BRL 120.5 million ("Transaction"), continuing its selling design of non-core assets, in line with the provisions of Reorganization Plan and its Strategic Plan, all widely disseminated by the Company.

The operation was authorized by the Court of the 7th Business Court of the State of Rio de Janeiro ("Reorganization Court"), following the favorable opinion of the State Prosecution Service of State of Rio de Janeiro and the Trustee. Similarly, the National Telecommunications Agency - Anatel confirmed the untying property from the Reversible Assets List of Company.

The actual transfer of the property and the price receipt will occur in March 2020, after fulfillment of certain contractual conditions common to this type of business.

The release should be accessed in:
https://www.oi.com.br/ri/conteudo_pt.asp?tipo=43700&id=0&idioma=0&conta=28&idsecao=0&mes=0&ano=2020

January 31 - Change of CEO.

Oi S.A. - In Court-supervised Reorganization ("Oi" or "Company"), pursuant to Article 157, 4th§, of Law 6.404/1976 and CVM Instruction No. 358/02, and complementing the Relevant Fact and Notice to the Market dated December 10 and 12, 2019, respectively, hereby informs its shareholders and the market in general that, as of yesterday, pursuant to the Adjustment Agreement and Executive Board Transition Model ("Transition Agreement") approved by Court of the 7th Business Court of the Judicial District of Rio de Janeiro ("Reorganization Court"), Mr. Eurico de Jesus Neto Teles presented his resignation as CEO of the Company, and the Board of Directors of Oi unanimously elected Mr. Rodrigo Modesto de Abreu to take over as CEO of the Company, under the formal notice to Prosecution Service of the State of Rio de Janeiro and the Reorganization Court.

Mr. Rodrigo Abreu joined the Company in September 2018 as a member of its Board of Directors, also worked as coordinator of the Transformation , Strategy and Investment Committee. In September 2019, as Ceo was elected without specific name, in office of Chief Operating Officer – COO, and liable for the operation of the Company's core business, encompassing the finance and administration, planning and operational performance, network management center - CGR, logistics and S&OP, infrastructure, customer services, engineering, systems, digital, call center, planning and quality, retail and corporate, retail and corporate sales, customer relations, corporate, retail and business marketing , and ombudsman's office and service areas.

On his election as Chief Executive Officer, Mr. Rodrigo Abreu has left yesterday, the position of Director, which will remain vacant until further resolution by the Board of Directors.

The Company expressed deepest appreciation to Mr. Eurico Teles for his complete dedication to Oi during all 40 years that he integrated its workforce and during his tenure as CEO, recognizing the contributions and significant results achieved by Oi over his management, in particular in the management of court-supervised reorganization in progress. The Company wishes to Mr. Eurico Teles success in his future professional challenges.

The relevant fact should be accessed in:
https://www.oi.com.br/ri/conteudo_pt.asp?tipo=43700&id=0&idioma=0&conta=28&idsecao=0&mes=0&ano=2020

RELEVANT FACTS & NOTICES TO THE MARKET

Relevant Facts and Notices of the market in the month of **FEBRUARY/20**

February 4 - Completion of Subscription / Payment of Debentures of Oi Móvel

Oi S.A. - In Court-supervised Reorganization ("Oi" or "Company"), pursuant to CVM Instruction No. 358/02, and complementing the Relevant Fact published on December 23, 2019, hereby informs to its shareholders and the market in general completion of the subscription and payment of the 1st issue of simple debentures, not convertible into shares, of the kind with security interest, with additional personal guarantee, in a single series, for private placement, of its subsidiary Oi Móvel S.A. - In Judicial Recovery in the amount of BRL 2.5 billion, pursuant to Clause 5.3 of the Reorganization Plan.

The release should be accessed in:
https://www.oi.com.br/ri/conteudo_pt.asp?tipo=43700&id=0&idioma=0&conta=28&idsecao=0&mes=0&ano=2020

February 5 - Selection of Financial Advisor

Oi S.A. - In Court-supervised Reorganization ("Oi" or "Company"), hereby informs its shareholders and the market in general that its management has hired Lazard as its financial advisor to explore and structure transactions involving alternatives to ensure its investment plan and acceleration of expansion of its projects in fiber.

Lazard and Bank of America Merrill Lynch, which continues in parallel also supporting Oi in certain disposal processes of non-core assets, as widely disclosed to the market, will act in a coordinated manner in the evaluation of strategic alternatives involving fiber and other assets of Oi in order to maximize value creation and expand the funding sources for the implementation of the Company's investment plan and expansion of fiber.

This initiative, together with others that have been disclosed to the market, is aligned with the purpose of deepening the strategic , operational and financial transformation of Oi, from a long-term view, including technological trends, market and innovation and allowing adequate support to the implementation of its strategic plan already disclosed to the market, more efficiently, with a view to strengthening and repositioning the Company.

The release should be accessed in:
https://www.oi.com.br/ri/conteudo_pt.asp?tipo=43700&id=0&idioma=0&conta=28&idsecao=0&mes=0&ano=2020

RELEVANT FACTS & NOTICES TO THE MARKET

Relevant Facts and Notices of the market in the month of **FEBRUARY/20**

February 10 - Suspension of Special Monitoring by Anatel

Oi S.A. - In Court-supervised Reorganization ("Oi" or "Company") pursuant to CVM Instruction No. 358/02, and complementing the Notice to the Market dated May 8, 2019, hereby informs its shareholders and the market in general that acknowledges the decision issued today by the Board of the National Telecommunications Agency - Anatel that suspended the special monitoring carried out to date on the basis of Appellate Decision No. 226 of May 3, 2019 ("Decision"), considering it has remedied short-term liquidity risk of the Company and its subsidiaries (the "Oi Companies").

Accordingly, they have revoked the precautionary obligations previously charged to the Oi Companies and listed in Decision, Oi Companies again submitted to the traditional system of monitoring imposed by Anatel to other concessionaires of telecommunications services.

The release should be accessed in:
https://www.oi.com.br/ri/conteudo_pt.asp?tipo=43700&id=0&idioma=0&conta=28&idsecao=0&mes=0&ano=2020

FINANCIAL INFORMATION

4.1 Cash Flow Managerial Statements

MANAGERIAL CASH FLOW STATEMENTS

HIGHLIGHTS

Statement
DECEMBER 01 - 31, 2019

- **Net operational Cash Generation of Debtors** was negative in BRL 331 million in December/19
- **Investments** reached BRL 661 million in December/19
- **Receipts** account has increased by BRL 399 million in December/19 totaling BRL 2,412 million
- **Receipts** has an increase by BRL 290 million in December/19 totaling BRL 2,082 million
- **Final Balance of the Financial Cash of Debtors** decreased by BRL 329 million in December/19, totaling BRL 1,910 million

Statement
DECEMBER 01 -31, 2019

Net operational Cash Generation of Debtors was negative in BRL 331 million in Dec/19

- The Net Operational Cash Generation of Company under recovery in the month of December /19 was negative in BRL 331 million, after negative result of BRL 375 million in the previous month (Figure 5). In comparison with the month of November/19, Receipts recorded an increase of BRL 399 million, reaching the level of BRL 2,412 million, while the cash outflows with Payments and Investments decreased by BRL 355 million, totaling BRL 2.743 million altogether (Figure 6).
- The other transactions of the Debtors, including *Financial Transactions*, contributed with cash inflow, of BRL 2 million in December/19.
- Thus, the variation of the Final Balance of the Financial Cash of Company under recovery was negative in BRL 329 million in December /19, resulting in an amount of BRL 1,910 million (Figure 7), corresponding to 14.7% decrease compared with the previous month.
- Detailed considerations of variations will be analyzed in the following pages.

Source: Financial statements and managerial information

Figure 5 – Net Operational Cash Generation – Monthly Balance


In BRL million

Figure 6- Monthly Development Receipts x Payments/ Investments


RECEIPTS
PAYMENTS + INVESTMENTS
In BRL million
2,743
2,412

Figure 7- Financial Cash- - monthly- Final Balance


In BRL million
1,910

Cash outflow from Investments contributed to the negative balance of Net Operational Cash Generation

Figure 8 - Managerial Cash Flow Statements

	Nov/19	Dec/19	Δ
Customers	1,473	1,652	12%
Network Use Services	5	19	280%
Dealers	421	443	5%
Others	114	298	161%
Receipts (1)	2,013	2,411	20%

	Nov/19	Dec/19	Δ
Plant Maintenance	(371)	(393)	6%
Rental	(311)	(254)	-18%
Data Processing /Printing Company	(156)	(185)	19%
Call Center Service /Collection	(125)	(143)	14%
Dealerships	(103)	(99)	-4%
Consultancy / Audits /Fees	(32)	(31)	-3%
Other Services/ Payments	(170)	(431)	154%
Materials / Services (2)	(1,268)	(1,536)	21%

	Nov/19	Dec/19	Δ
Network Use Services	(6)	(17)	183%
Court deposits	33	86	161%
Contingencies	(13)	(12)	-8%
Other Payments (2)	14	57	307%

	Nov/19	Dec/19	Δ
Telemar	(212)	(185)	-13%
Oi S.A.	(54)	(62)	15%
Oi Móvel	(330)	(414)	25%
Investments (3)	(596)	(661)	11%


2,412
(235)
(1,536)
(368)
0
57
(661)
(331)
Receivables
Personnel
Material / Services
Taxes
Mediation
Other payments
Investments
Net Generation Operation

In BRL million

Source: Financial statements and managerial information

Statement
DECEMBER 01 -31, 2019

Table 1 - Managerial Cash Flow Statements – DEC/19

BRL million	(A) 11/30/2019 Nov/19	(B) - (A) Variation	(B) 12/31/2019 Dec/19
INITIAL Balance - Financial Cash	**2,612**	**(373)**	**2,239**
Customers	1,473	*179*	1,652
Network Use Services	5	*14*	19
Dealers	421	*22*	443
Others	114	*184*	298
Receipts (1)	**2,013**	**399**	**2,412**
Personnel	(134)	*(101)*	(235)
Goods / Services Suppliers	(1,274)	*(279)*	(1,553)
Taxes	(404)	*36*	(368)
Court deposits	33	*53*	86
Contingencies	(13)	*1*	(12)
Mediation	-	-	-
Payments (2)	**(1,792)**	**(290)**	**(2,082)**
Telemar	(212)	*27*	(185)
Oi S.A.	(54)	*(8)*	(62)
Oi Móvel	(330)	*(84)*	(414)
Investments (3)	**(596)**	**(65)**	**(661)**
Net Operational Generation (1+2+3)	**(375)**	**44**	**(331)**
Recapitalization	-	-	-
Pharol Agreement	-	-	-
Intra-group Operations	-	-	-
Financial Operations	2	-	2
Dividends and JCP	-	-	-
FINAL Balance - Financial Cash	**2,239**	**(329)**	**1,910**

Figure 9 - Receipts - Sharing Structure


Others
BRL 298 mi
12%
Network Use
Services
BRL 19 mi
1%
RECEIPTS
TOTAL
BRL 2,412 mi
Dealers
BRL 443 mi
18%
Customers
BRL 1,652 mi
69%

	Dec/19 BRL million	Dec/19 Stockholding	Nov/19 Stockholding
Receivables	2,412	100%	100%
Customers	1,652	69%	73%
Dealers	443	18%	21%
Others	298	12%	6%
Network Use Services	19	1%	0%

RECEIPTS

Receipts increase in December/19

In December/19 there was an increase of Receivables account by BRL 399 million when compared to the previous month (+19.8%), reaching the BRL 2.412 million

The *Customers* recorded an increase of BRL 179 million in December/19, totaling BRL 1,652 million in the month against collection of BRL 1,473 million in November/R 19. *Other Receipts* account has increased by BRL 184 million in December/19 totaling BRL 298 million in the month.

- Management reported that the increase in the *Customers* in December/19 was due to the number of business days (21 b.d. December/19 against 20 b.d. In November/19) and collection campaigns for credit recovery.
- Management reported the increase of *Other Payments* is explained by the increase in Intercompany Receivables between companies in reorganization, and the effect is cancelled with the account of other services/payments.

Likewise, *Dealers* account increased BRL 22 million, totaling BRL 443 million cash inflow in December/19. Finally, *Network Use Services*, recorded an increase of BRL 14 million in December with inflow of BRL 19 million.

Statement

DECEMBER 01 -31, 2019

Table 1 - Managerial Cash Flow Statements – DEC/19

BRL million	(A) 11/30/2019 Nov/19	(B) - (A) Variation	(B) 12/31/2019 Dec/19
INITIAL Balance - Financial Cash	**2,612**	**(373)**	**2,239**
Customers	1,473	*179*	1,652
Network Use Services	5	*14*	19
Dealers	421	*22*	443
Others	114	*184*	298
Receipts (1)	**2,013**	**399**	**2,412**
Personnel	(134)	*(101)*	(235)
Goods / Services Suppliers	(1,274)	*(279)*	(1,553)
Taxes	(404)	*36*	(368)
Court deposits	33	*53*	86
Contingencies	(13)	*1*	(12)
Mediation	-	-	-
Payments (2)	**(1,792)**	**(290)**	**(2,082)**
Telemar	(212)	*27*	(185)
Oi S.A.	(54)	*(8)*	(62)
Oi Móvel	(330)	*(84)*	(414)
Investments (3)	**(596)**	**(65)**	**(661)**
Net Operational Generation (1+2+3)	**(375)**	**44**	**(331)**
Recapitalization	-	-	-
Pharol Agreement	-	-	-
Intra-group Operations	-	-	-
Financial Operations	2	-	2
Dividends and JCP	-	-	-
FINAL Balance - Financial Cash	**2,239**	**(329)**	**1,910**

Figure 10 - Payments - Sharing Structure



Others
BRL (74) thousand
-4%
Personnel
BRL 235 mi
11%
Taxes
BRL 368 mi
18%
Providers
BRL 1,553 mi
75%
PAYMENTS
TOTAL
BRL 2,082 mi

	Dec/19 BRL million	Dec/19 Stockholding	Nov/19 Stockholding
Payments	2,082	100%	100%
Goods / Services Suppliers	1,553	75%	71%
Taxes	368	18%	23%
Personnel	235	11%	7%
Others	(74)	-4%	-1%

PAYMENTS

Increase of Payments in December / 19

The payments totaled BRL 2,082 million in December/19, BRL 290 million increase in respect of the preceding month, which item recorded BRL 1,792 million.

Materials/Service Providers account closes December/19 with increase of BRL 279 million totaling BRL 1,553 million. Likewise, *Personnel* account recorded an increase of BRL 101 million in month reaching the level of BRL 235 million.

- Management reported the increase in *Materials/Service Providers* in December/19 was impacted by the payment of TV service contracts, such as acquisition and distribution.
- Management pointed out the increase noted is explained by intercompany payments of interconnection between the companies in reorganization, and the effect is canceled with "Other receivables" account. At last, adding the increase in the payment of intercompany commission to Paggo Lojas, for the sale of landline and mobile telecommunication services.
- According to the Management, the increase in *Personnel* account refers to the payment of the 2nd portion of 13th salary 2019 and 50% advance 13 Salary 2020.

Lastly, *Escrow Deposits* had higher cash inflow in December/19, from BRL 33 million in November/19 to BRL 86 million December/19. On the other hand, *Taxes* reduced by BRL 36 million in month totaling BRL 368 million.

At last *Contingencies* account recorded cash outflow of BRL 12 million in December/19, reduction of BRL 1 million in the previous month. Item *Mediation* remained zero.

- Regarding *Escrow Deposits*, Management reported that higher cash inflow refers to redemption and unfreezing of escrow deposits on behalf of Oi, in PEX sphere.
- In relation to *taxes* , Management pointed out that the reduction is related to greater offset of tax credits.

Statement
DECEMBER 01 -31, 2019

Table 1 - Managerial Cash Flow Statements – DEC/19

BRL million	(A) 11/30/2019 Nov/19	(B) - (A) Variation	(B) 12/31/2019 Dec/19
INITIAL Balance - Financial Cash	**2,612**	**(373)**	**2,239**
Customers	1,473	*179*	1,652
Network Use Services	5	*14*	19
Dealers	421	*22*	443
Others	114	*184*	298
Receipts (1)	**2,013**	**399**	**2,412**
Personnel	(134)	*(101)*	(235)
Goods / Services Suppliers	(1,274)	*(279)*	(1,553)
Taxes	(404)	*36*	(368)
Court deposits	33	*53*	86
Contingencies	(13)	*1*	(12)
Mediation	-	-	-
Payments (2)	**(1,792)**	**(290)**	**(2,082)**
Telemar	(212)	*27*	(185)
Oi S.A.	(54)	*(8)*	(62)
Oi Móvel	(330)	*(84)*	(414)
Investments (3)	**(596)**	**(65)**	**(661)**
Net Operational Generation (1+2+3)	**(375)**	**44**	**(331)**
Recapitalization	-	-	-
Pharol Agreement - - -	-	-	-
Intra-group Operations	-	-	-
Financial Operations	2	-	2
Dividends and JCP	-	-	-
FINAL Balance - Financial Cash	**2,239**	**(329)**	**1,910**

Figure 11 - Investments - Sharing Structure


INVESTMENTS TOTAL
BRL 661 mi
Oi S.A.
BRL 62 mi
9%
Telemar
BRL 185 mi
28%
Oi Móvel
BRL 414 mi
63%

	Dec/19		Nov/19
	BRL million	Stockholding	Stockholding
Investments	**661**	**100%**	**100%**
Oi Móvel	414	63%	55%
Telemar	185	28%	36%
Oi S.A.	62	9%	9%

INVESTMENTS

The Debtors recorded Investment Payments of BRL 661 million in December/19, 10.9% increase compared to the previous month, that had cash outflow on *Investments* of BRL 596 million.

The investments related to Oi Móvel S.A. had BRL 84 million reduction, totaling BRL 414 million in December/19. Investments in Telemar S.A. were reduced of BRL 27 million in December/19, totaling BRL 185 million, while investments in Oi S.A. had increase from BRL 54 million in November to BRL 62 million in December/19.

- Management pointed out that, the monthly result is within the strategic plan of acceleration of the Company's investments, especially in fiber optics and expansion of the mobile network.

NET OPERATIONAL GENERATION

The level of *Receipts* in December/19, of BRL 2,412 million, was lower than total sum from cash outflow of *Payments* (BRL 2,082 million), as well as of the *Investments* (BRL 661 million) in the month, which contributed directly to the negative balance of BRL 331 million in Net Operational Generation of Debtors in the month.

- Management reported that the result is in line with the flow expected in the Reorganization Plan.

FINAL BALANCE - FINANCIAL CASH

The *Financial Operations* recorded positive result of BRL 2 million in December/19, against the result Presentation in the previous month. The remaining items remained zero.

In this way, adding to the inflow cash BRL 2 million from *Financial Operations* to the negative balance of BRL 331 million of Net Operational Cash Generation Final Balance of the Financial Cash of Debtors was reduced by BRL 329 million in respect to the previous month (14.7% decrease), totaling BRL 1,910 million.

- Management pointed out that reducing the Final Balance of Financial Cash is related mainly to the Company's strategic plan to accelerate investments in fiber-optic (FTTH) and 4G and 4.5 Mobile Broadband. The company added that in December/19, to strengthen its financial position, simple debentures, not convertible into shares were issued totaling BRL 2.5 billion, based on clause 5.3 of the Reorganization Plan, as part of the cash received in January/20 (BRL 1.9 billion) and in February/20 (BRL 0.6 billion). In addition, in January/20 the sale has completed of 25% stake in Angolan operator Unitel by USD 1 billion. Management stated that these financial reinforcements will allow the maintenance of the desired investment level in the Strategic Plan for Acceleration in Fiber Optics (FTTH) and Mobile Broadband 4G and 4.5g.

Statement

DECEMBER 01 - 31, 2019

Table 2 - Direct Cash Flow

BRL million

CONSOLIDATED OF COMPANIES UNDER REORGANIZATION	JUL/18	AGO/18	SET/18	OUT/18	NOV/18	DEZ/18	JAN/19	FEB/19	MAR/19	APR/19	MAI/19	JUN/19	JUL/19	AGO/19	SET/19	OUT/19	NOV/19	DEZ/19
Initial Balance - Financial Cash	**4,819**	**4,677**	**4,721**	**4,815**	**4,379**	**4,362**	**4,469**	**7,515**	**5,943**	**6,010**	**4,614**	**4,306**	**4,145**	**3,621**	**3,083**	**3,066**	**2,612**	**2,239**
Receivables	**2,589**	**2,659**	**2,694**	**2,898**	**2,815**	**2,645**	**2,463**	**2,400**	**2,248**	**2,096**	**2,815**	**2,116**	**2,369**	**1,991**	**2,033**	**2,119**	**2,013**	**2,412**
Customers	1,836	1,731	1,681	1,756	1,807	1,697	1,628	1,541	1,572	1,570	1,660	1,496	1,616	1,511	1,495	1,563	1,473	1,652
Network Use Services	228	210	205	204	192	192	177	191	151	6	252	5	43	9	9	8	5	19
Dealers	431	518	420	466	478	412	498	400	411	427	446	395	453	433	421	443	421	443
Others	94	200	388	472	338	344	160	268	114	87	457	214	257	38	108	105	114	298
Payments	**(2,383)**	**(2,279)**	**(2,276)**	**(2,751)**	**(2,432)**	**(2,285)**	**(2,733)**	**(2,805)**	**(1,821)**	**(2,964)**	**(2,560)**	**(1,743)**	**(2,207)**	**(1,577)**	**(1,471)**	**(1,694)**	**(1,792)**	**(2,082)**
Personnel	(186)	(170)	(140)	(137)	(133)	(244)	(200)	(172)	(144)	(320)	(180)	(152)	(151)	(138)	(136)	(125)	(134)	(235)
Material and Services suppliers	(1,698)	(1,604)	(1,640)	(2,048)	(1,775)	(1,508)	(1,829)	(1,670)	(1,239)	(1,496)	(1,905)	(1,112)	(1,640)	(1,178)	(960)	(1,273)	(1,274)	(1,553)
Material / Services	(1,470)	(1,393)	(1,433)	(1,842)	(1,581)	(1,315)	(1,649)	(1,478)	(1,087)	(1,490)	(1,654)	(1,105)	(1,594)	(1,169)	(951)	(1,264)	(1,268)	(1,536)
Plant Maintenance	(312)	(297)	(299)	(332)	(347)	(425)	(406)	(344)	(305)	(324)	(322)	(331)	(336)	(348)	(329)	(339)	(371)	(393)
Rental	(322)	(349)	(329)	(336)	(338)	(297)	(401)	(438)	(273)	(407)	(432)	(255)	(424)	(292)	(194)	(368)	(311)	(254)
Data Processing /Printing Company	(132)	(122)	(103)	(134)	(129)	(97)	(134)	(122)	(108)	(139)	(94)	(99)	(126)	(94)	(10)	(28)	(156)	(185)
Call Center Service /Collection	(140)	(138)	(104)	(138)	(147)	(163)	(129)	(155)	(113)	(135)	(138)	(121)	(116)	(128)	(124)	(103)	(125)	(143)
Dealerships	(111)	(108)	(109)	(112)	(116)	(110)	(115)	(115)	(105)	(100)	(109)	(99)	(103)	(98)	(102)	(101)	(103)	(99)
Consultancy / Audits /Fees	(75)	(71)	(45)	(96)	(74)	(52)	(124)	(50)	(34)	(76)	(42)	(24)	(71)	(41)	(25)	(39)	(32)	(31)
Other Services/ Payments	(378)	(308)	(444)	(694)	(430)	(171)	(340)	(254)	(149)	(309)	(517)	(176)	(418)	(168)	(167)	(286)	(170)	(431)
Network Use Services	(228)	(211)	(207)	(206)	(194)	(193)	(180)	(192)	(152)	(6)	(251)	(7)	(46)	(9)	(9)	(9)	(6)	(17)
Taxes	(531)	(507)	(516)	(551)	(543)	(576)	(683)	(566)	(524)	(1,221)	(500)	(501)	(478)	(407)	(400)	(384)	(404)	(368)
Court deposits	50	46	40	41	55	75	34	51	91	78	41	32	71	153	29	88	33	86
Contingencies	(8)	-	(4)	(2)	(1)	(12)	(5)	(6)	(5)	(5)	(16)	(10)	(9)	(7)	(4)	-	(13)	(12)
Mediation	(10)	(44)	(16)	(54)	(35)	(20)	(50)	(442)	-	-	-	-	-	-	-	-	-	-
Investments	**(370)**	**(363)**	**(339)**	**(582)**	**(421)**	**(344)**	**(603)**	**(482)**	**(384)**	**(540)**	**(672)**	**(544)**	**(702)**	**(656)**	**(592)**	**(881)**	**(596)**	**(661)**
Telemar	(154)	(178)	(147)	(222)	(193)	(174)	(234)	(208)	(172)	(230)	(279)	(206)	(245)	(232)	(215)	(245)	(212)	(185)
Oi S.A.	(52)	(47)	(64)	(76)	(58)	(46)	(103)	(83)	(51)	(81)	(99)	(54)	(83)	(61)	(62)	(88)	(54)	(62)
Oi Móvel	(164)	(138)	(128)	(284)	(170)	(124)	(266)	(191)	(161)	(229)	(294)	(284)	(374)	(363)	(315)	(548)	(330)	(414)
Operating Generation	**(164)**	**17**	**79**	**(435)**	**(38)**	**16**	**(873)**	**(887)**	**43**	**(1,414)**	**(417)**	**(177)**	**(540)**	**(242)**	**(30)**	**(456)**	**(375)**	**(331)**
Recapitalization	-	-	-	-	-	-	4,007	-	-	-	-	-	-	-		-	-	-
Pharol Agreement - - -	-	-	-	-	-	-	(106)	-	-	-	-	-	-	-	-	-	-	-
Intra-group Operations	3	(1)	-	-	-	14	-	-	-	-	100	-	-	-	-	-	-	-
Financial Operations	19	28	15	(1)	21	23	18	(685)	24	17	9	16	16	(296)	7	8	2	2
Dividends and JCP	-	-	-	-	-	54	-	-	-	-	-	-	-	-	-	-	-	-
Final Balance - Financial Cash	**4,677**	**4,721**	**4,815**	**4,379**	**4,362**	**4,469**	**7,515**	**5,943**	**6,010**	**4,614**	**4,306**	**4,145**	**3,621**	**3,083**	**3,066**	**2,612**	**2,239**	**1,910**

CREDITORS SERVICE

AJ remains dedicating to assist this Hon. Court in the organization of numerous documents received from other Courts requesting authorization to make constriction of Debtors' assets for payment first priority claims, in procedure that on the one hand, unites speed and security for the benefit of creditors, and on the other, allows the recovery of Oi Group and compliance with the PRJ.

For this purpose, this Management provides monthly in reorganization website (www.recuperacaojudicaloi.com.br), which already has 1,312,058 accesses, a list of official letters received by 7th Business Court - already processed 22,737 requests and Claim paid by the Oi Group.

In relation to bankruptcy claims, continues to focus on answering questions on mediation procedures, clauses and compliance with the ratified Reorganization Plan, constantly being contacted by domestic and international creditors, whether by phone, telephone number +55 (21) 2272-9300, or by e-mail credoroi@wald.com.br.

Throughout the month, this Management accompanied the mediation procedure related to procedural steps under decision of pages 341.970/341.973 This mediation aims to encourage a settlement between creditors and debtors to define the credit value from an online platform, which already has more than 8 thousand settlements signed.

Moreover, this administration offers in the reorganization website a list of procedural steps already ruled, which is periodically updated.

SUMMARY OF STATEMENTS OF AJ IN RECORDS

AJ lists hereunder the statements submitted in the records of the electronic process after the last monthly Activities Report with an indication of the respective pages.

Pages 423.141/423.166	Monthly activities report as performed by the Debtors (for the month of November 2019).	01/21/2020

SUMMARY OF STATEMENTS OF AJ IN RECORDS

Resources on which Trustee submitted the statements:

0065203-40.2019.8.19.0000.	Filed by Banco do Nordeste do Brasil against its summons to: (i) suspend any retention or offset of bankruptcy Claims; (ii) prior report any and all act aimed constriction or retention of the Debtors' values as a means of extinguishing bankruptcy Claims; (iii) present the current debt subject to the Reorganization, before the renewal of the bankruptcy Claims; and (iv) clarify the reason for the denial of rectification Response Letter sent to the Debtors' auditors.	01/21/2020
0078270-72.2019.8.19.0000.	Filed by Anatel against the determination of abstention *"to demand new guarantees of Debtors, together with the Radio Frequencies Use Authorization 519, 520 and 521 until completing the investigation of compliance with the scope commitments on the terms, regardless of decision in Decision Order No. 43/2019/COUN/SCO".*	02/07/2020
0078066-28.2019.8.19.0000.	Filed by Recife 900 against the determination of official letter to the 10th Civil Court of Recife, in order to clarify the credit subject to the effects of the Reorganization.	02/10/2020

In addition, in response to the official letters and requests addressed directly to AJ by various Courts in the Country, the Trustee submitted the several statements in proceedings filed against the Debtors.

THE INSPECTION ON FULFILLMENT OF REORGANIZATION PLAN

The Reorganization Plan ("PRJ") presented by Debtors was approved by the Creditors present at the Creditors' Meeting held on 12.19.2017, and ratified , with exception by this Judgment under the terms of the decision on pages 254.741/254.756)

Thus, this Management remains focused on the inspection on compliance with obligations by the Debtors of ratified PRJ, therefore, held regular meetings with the Company and analyzed all relevant documentation.

As a result of this inspection, AJ informs that in the months of **December 2019**, were due only the obligations that have maturity related to the final judgment of the case of origin as set forth in the Reorganization Plan. Every month, this Management receives the List of labor claims settled over the month, due to the end of the grace period (180 days from the final judgment of the origin action - clause 4.1.1 of the PRJ).

Finally, with regard to mediation with unliquidated claims, AJ informs that continues to follow the procedure and operation of the FGV Platform, available for access since 7.26.2018.

WALD
ANTUNES VITA LONGO BLATTNER

Avenida Franklin Roosevelt,
No. 115, 4º andar
CEP 20021-120
Rio de Janeiro, RJ - Brazil

Avenida Juscelino Kubitschek,
No. 510, 8º andar
CEP 04543-906
São Paulo, SP - Brasil

RC
CONSULTORES

Rua James Joule,
No. 92, 10º andar
Brooklin Novo,
CEP 04576-080
São Paulo, SP - Brasil